Exhibit 99.1

Millar Western Forest Products Ltd.

Interim Financial Statements
June 30, 2011

Millar Western Forest Products Ltd.
Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	June 30,	December 31,
	2011	2010
	$	$

Current assets
Cash and cash equivalents	41,548	45,064
Accounts and other receivables	35,210	39,202
Inventories (note 4)	65,772	62,111
Prepaid expenses	10,634	8,615

	153,164	154,992

Non-current assets
Property, plant and equipment	153,627	132,729
Intangible assets	51,877	54,260
Other assets	330	2,501

	205,834	189,490

Total assets	358,998	344,482

Current liabilities
Accounts payable and accrued liabilities	26,099	34,146
Reforestation obligations	6,086	6,086
Financial liabilities – borrowings	932	876

	33,117	41,108

Non-current liabilities
Financial liabilities – borrowings	211,722	201,582
Asset retirement obligations	1,083	1,046
Other obligations	1,970	1,970
Reforestation obligations	11,915	9,722
Deferred income taxes	7,162	4,829

	233,852	219,149

Total liabilities	266,969	260,257

Equity attributable to shareholder

Share capital	61,500	-
Retained earnings	30,529	84,225

Total equity	92,029	84,225

Total liabilities and shareholder’s equity	358,998	344,482

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Changes in Equity
For the six months ended June 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$

Balance – January 1, 2010	-	67,552	67,552
Net income for the period	-	4,384	4,384
Balance – June 30, 2010 (note 3)	-	71,936	71,936
Balance – January 1, 2011	-	84,225	84,225
Net income for the period	-	8,554	8,554
Share capital (note 6)	61,500	(61,500)	-
Dividend (note 6)	-	(750)	(750)
Balance – June 30, 2011	61,500	30,529	92,029

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Comprehensive Income (Loss)
For the three and six months ended June 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three Months Ended		Six Months Ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$
		(Note 3)		(Note 3)

Revenue	71,827	74,272	141,545	139,938

Cost of sales (excluding depreciation and amortization)	52,331	45,004	101,108	86,905
Freight and other distribution costs	11,867	11,429	23,873	22,545
Depreciation and amortization	2,793	2,741	5,567	5,506
General and administration	4,005	4,230	7,812	7,115
Other income (note 7)	(12,068)	(7,682)	(14,767)	(159)

Operating earnings	12,899	18,550	17,952	18,026
Foreign exchange (gain) loss on borrowings	(757)	9,272	(5,507)	2,584
Finance expenses (note 8)	8,866	4,588	12,571	9,078

Income before income taxes	4,790	4,690	10,888	6,364
Income tax expense	1,323	2,314	2,334	1,980

Net income and comprehensive income for the period	3,467	2,376	8,554	4,384

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Interim Statement of Cash Flows
For the six months ended June 30
(Unaudited)

(expressed in thousands of Canadian dollars)

	Six months ended June 30,
	2011	2010
	$	$
		(Note 3)

Cash flow provided by (used in)

Operating activities
Net income for the period	8,554	4,384
Adjustments for
Finance expenses	9,503	8,767
Depreciation and amortization	5,566	5,506
Deferred income tax expense	2,334	1,980
Unrealized exchange loss on borrowings	1,197	2,584
Unrealized gain on derivative contracts	(6,148)	(98)
Reforestation expense	3,439	3,372
(Gain) loss on disposal of property, plant and equipment	(47)	199
Inventory valuation	362	(644)
Other	37	173
Reforestation expenditures	(2,001)	(1,216)

	22,796	25,007

Changes in non-cash working capital (note 11)	(3,277)	(12,794)

Net cash used in operating activities	19,519	12,213

Investing activities
Additions to property, plant and equipment	(22,012)	(4,111)
Proceeds on disposal of property, plant and equipment	58	233
Decrease in other assets	2,171	74

Net cash used in investing activities	(19,783)	(3,804)

Financing activities
Increase in borrowings	201,348	-
Repayment of borrowings	(189,467)	(442)
Finance expenses paid	(14,383)	(8,532)
Dividend	(750)	-

Net cash used in financing activities	(3,252)	(8,974)

Net decrease in cash and cash equivalents	(3,516)	(565)

Cash and cash equivalents – beginning of period	45,064	61,186

Cash and cash equivalents – end of period	41,548	60,621

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

1	General information

Millar Western Forest Products Ltd. (the “Company”) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of pulp.

2	Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and now requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company is reporting on this basis in these interim financial statements. In these financial statements, the term “previous GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting, and IFRS 1, First Time Adoption of IFRS. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Company’s reported equity as at June 30, 2010, and comprehensive income for the three and six months ended June 30, 2010, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim financial statements are based on IFRS issued and outstanding as of August 4, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending December 31, 2011, could result in restatement of these interim financial statements, including the transition adjustments recognized on change-over to IFRS.

The interim financial statements should be read in conjunction with the Company’s previous GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim financial statements for the quarter ended March 31, 2011, prepared in accordance with IFRS applicable to interim financial statements.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

3	Transition to IFRS

The Company’s transition date to IFRS was January 1, 2010, and, accordingly, the Company has prepared its opening IFRS balance sheet as at that date. In preparing its opening IFRS balance sheet and comparative information for 2010, the Company has adjusted amounts previously reported in financial statements prepared in accordance with previous GAAP.

The differences identified are detailed in the following sections, which include reconciliations of equity and comprehensive income for comparative periods, as well as explanations for the adjustments.

	i)	Reconciliation of equity under IFRS to previous GAAP at June 30, 2010

June 30,
2010
$

Equity as reported under previous GAAP	74,401
IFRS adjustments increase (decrease)
Actuarial losses and past-service costs on defined-benefit plan (note b)	(779)
Biological assets at fair value (note a)	(1,403)
Deferred finance costs (note c)	1,740
Provision for land reclamation (note d)	(570)
Adjustment of discount rate on reforestation obligation and employee benefits (note e)	(1,453)

Equity as reported under IFRS	71,936

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

ii)	Reconciliation of comprehensive income under IFRS to previous GAAP for the three and six months ended June 30, 2010

		Three months ended			Six months ended
		June 30, 2010			June 30, 2010

		Cdn			Cdn
		GAAP	Adj	IFRS	GAAP	Adj	IFRS
		$	$	$	$	$	$

Revenue	f)	75,657	(1,385)	74,272	140,377	(439)	139,938

Cost of sales	d)	45,048	(44)	45,004	86,905	-	86,905
Freight and other distribution costs		11,429	-	11,429	22,545	-	22,545
Depreciation and amortization		4,230	-	4,230	5,506	-	5,506
General and administration		2,741	-	2,741	7,115	-	7,115
Other (income) expenses	f)	(6,297)	(1,385)	(7,682)	280	(439)	(159)

Operating earnings		18,506	44	18,550	18,026	-	18,026
Unrealized foreign exchange loss on borrowings		9,272	-	9,272	2,584	-	2,584
Finance expenses	g)	4,419	169	4,588	8,739	339	9,078

Income before income taxes		4,815	(125)	4,690	6,703	(339)	6,364
Income tax expense (recovery)	h)	2,346	(32)	2,314	2,066	(86)	1,980

Net income for the period		2,469	(93)	2,376	4,637	(253)	4,384

Actuarial losses – net of tax		-	-	-	-	-	-
Other comprehensive loss for the period		-	-	-	-	-	-

Comprehensive income		2,469	(93)	2,376	4,637	(253)	4,384

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

iii)	Explanatory notes for reconciliations

a)

Under previous GAAP, the Company capitalized the costs incurred on directly-owned timber woodlots and did not amortize these costs. These costs were presented within intangible assets on the balance sheet. Under IFRS, these timber woodlots meet the definition of biological assets and are required to be measured at fair value, which the Company determined to be nominal at the transition date. As a result, the Company recorded a write-down to fair value on transition that had the effect of reducing intangible assets at January 1, 2010, by $1.871 million, reducing deferred income-tax liabilities by $0.468 million and reducing opening retained earnings by $1.403 million.

b)

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses arising on its defined-benefit pension plan immediately, in other comprehensive income, to recognize all unamortized past-service costs that have fully vested. At the date of transition, all previously unrecognized cumulative actuarial gains and losses were recognized in retained earnings in the amount of $0.716 million, and previously unamortized past-service costs were recognized in retained earnings in the amount of $0.323 million. The long-term deferred income-tax liability was reduced by $0.260 million on January 1, 2010, as a result of these adjustments.

c)

Under previous GAAP, the Company expensed transaction costs related to financial instruments as they occurred. Under IFRS, the Company includes transaction costs in the calculation of amortized costs of financial liabilities, and amortizes these costs through finance expenses using the effective- interest method. This change caused transaction costs that had been previously expensed to be recognized as an offset to the long-term liability at January 1, 2010. The amount of deferred transaction costs at December 31, 2010, was $1.980 million, less deferred tax liability of $0.495 million (June 30, 2010 – $2.320 million, less deferred tax liability of $0.580 million).

d)

Under previous GAAP, the Company expensed certain asset-retirement costs in the period they were incurred. Under IFRS, the Company recognizes asset-retirement provisions when there is a legal or constructive obligation resulting from past events and a probable outflow of resources will be required to settle the obligation, such as land reclamation on leased property. The resulting increase in asset retirement obligations at December 31, 2010, was $1.046 million, reducing deferred income tax liabilities by $0.261 million (June 30, 2010 – $0.760 million, reducing deferred income tax liabilities by $0.190 million). The increase in obligation resulted in an increase in expense in the year ended December 31, 2010, of $0.285 million, less deferred income taxes of $0.071 million (three months ended June 30, 2010 – decreased expense of $0.044 million, less deferred income taxes of $0.011 million).

e)

Under previous GAAP, certain long-term liabilities were recorded at their net present value using the Company’s credit-adjusted risk-free rate. Under IFRS, the Company is using a risk-free rate. Applying the risk-free rate, the balance in the Company’s reforestation liability increased on January 1, 2010, by $1.898 million, and deferred income tax liabilities decreased by $0.474 million. Applying the risk-free rate also decreased the future employee benefits obligation on January 1, 2010, by $0.039 million and reduced the deferred income-tax liability by $0.010 million.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

f)

Reclassification of realized gains and losses on derivative contracts to other income (expense) resulted in a decrease in revenue for the six months ended June 30, 2010, of $0.439 million (three months ended June 30, 2010 – decrease of $1.385 million).

g)

The increase in financing expense under IFRS due to amortization of deferred transaction costs for the six months ended June 30, 2010, was $0.339 million (three months ended June 30, 2010 – increase of $0.169 million).

h)	The following is a summary of transition adjustments to income tax expense from previous GAAP to IFRS:

	Three months	Six months
	ended	ended
	June 30,	June 30,
	2010	2010
	$	$

Increased finance expense (note g)	(43)	(86)
Accretion of asset-retirement obligations (note d)	11	-

Net effect – decrease in income taxes	(32)	(86)

iv)	Adjustments to the statement of cash flows

The impact of the transition to IFRS on the statement of cash flows is to reclassify interest payments and receipts that were classified as operating activities under previous GAAP as financing and investing activities, respectively, under IFRS.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

4	Inventories

	June 30,	December 31,
	2011	2010
	$	$

Logs	19,461	18,690
Pulp	20,916	16,486
Lumber	14,462	14,238
Operating supplies and consumables	10,933	12,697

	65,772	62,111

Total log and finished-product inventory, which reflects net realizable value at June 30, 2011, includes valuation provisions as follows:

	June 30,	December 31,
	2011	2010
	$	$

Market value adjustments
Logs	669	-
Pulp	-	-
Lumber	414	101
Other	-	619

	1,083	720

5	Bond refinancing

On April 1, 2011, the Company replaced its existing US$190 million in senior notes due November 2013 with a new issue of US$210 million in senior notes due April 1, 2021, with interest at 8.5%, payable semi-annually on April 1 and October 1 of each year. The new notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

	June 30,	December 31,
	2011	2010

Unsecured Senior Notes – US$210,000	202,545	-
Unsecured Senior Notes – US$190,000	-	188,974

	202,545	188,974

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

Deferred financing expense

The Company incurred $5.0 million of financing costs relating to the issuance of US$210 million of Unsecured Senior Notes. The financing costs are offset against the borrowings and are amortized over the ten-year life of the notes.

6	Equity

On March 30, 2011, the shareholder passed a resolution to adjust the stated capital of the Company to $27.5 million, and on June 14, 2011, the shareholder passed a resolution to adjust the stated capital by an additional $34.0 million.

The shareholder also declared a dividend of $0.75 million on June 14, 2011.

7	Other (income) expenses

	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$

(Gain) loss on disposal of property, plant and equipment	(11)	199	(47)	199
Other foreign exchange (gain) losses	(295)	(2,327)	674	179
Change in unrealized gains on derivative contracts	(1,751)	(4,169)	(6,148)	(98)
Realized gains on derivative contracts	(10,011)	(1,385)	(9,246)	(439)

	(12,068)	(7,682)	(14,767)	(159)

8	Financing expenses – net

	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$

Interest expense on borrowings	4,804	4,473	8,924	8,767
Less interest capitalized on qualifying assets	(632)	-	(1,232)	-

Net interest expense on borrowings	4,172	4,473	7,692	8,767
Refinancing charges	4,590	-	4,590	-
Other interest and bank charges	246	202	458	422
Interest income	(142)	(87)	(169)	(111)

	8,866	4,588	12,571	9,078

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

In April 2011, the Company incurred refinancing charges relating to the redemption of US$190 million of Unsecured Senior Notes that included a premium on redemption of borrowings of $2.78 million and amortization of deferred financing costs of $1.81 million.

9	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Due to their short-term nature, the fair value of short-term financial assets and liabilities, which includes cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter in such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other income at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other income (expense).

At June 30, 2011, the Company had $17.3 million in U.S.-dollar-denominated forward commodity contracts outstanding, resulting in an unrealized gain of $3.4 million. At June 30, 2010, outstanding forward commodity contracts were $44.5 million U.S., resulting in an unrealized loss of $0.1 million. All the derivative contracts have terms of less than one year.

A US$10 change in the contract pricing on the outstanding commodity contracts of US$17.3 million would result in a financial impact of $0.6 million.

10	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo-mechanical pulp for sale to papermakers worldwide. Included in corporate and other are the combined results from the Company’s management services, as well as unallocated corporate and other expenses.

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. Inter-segment transfers of logs and chips are recorded at transfer prices intended to approximate fair market value. Results of operations are presented net of these transfers.

Product segments

Lumber
	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	27,592	32,719	53,701	56,973

Cost of products sold (excluding depreciation and amortization)	26,536	26,190	49,934	45,133
Freight and other distribution costs	1,669	2,855	3,604	4,900
Depreciation and amortization	1,011	980	2,006	1,980
Other income	(12,063)	(9,283)	(15,575)	(7,406)

Operating earnings	10,439	11,977	13,732	12,366

Pulp
	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	44,145	41,479	87,653	82,816

Cost of products sold (excluding depreciation and amortization)	25,791	18,814	51,170	41,768
Freight and other distribution costs	10,198	8,574	20,269	17,645
Depreciation and amortization	1,756	1,741	3,509	3,487
Other (income) expense	(5)	1,598	808	7,244

Operating earnings	6,405	10,752	11,897	12,672

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

Corporate and other
	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	90	74	191	149

Cost of products sold (excluding depreciation and amortization)	4	-	4	4
General and administration	4,005	4,230	7,812	7,115
Depreciation and amortization	26	20	52	39
Other expense	-	3	-	3

Operating loss	(3,945)	(4,179)	(7,677)	(7,012)

Total
	Three months ended		Six months ended
		June 30,		June 30,
	2011	2010	2011	2010
	$	$	$	$

Revenue	71,827	74,272	141,545	139,938

Cost of products sold and administration (excluding depreciation and amortization)	56,336	49,234	108,920	94,020
Freight and other distribution costs	11,867	11,429	23,873	22,545
Depreciation and amortization	2,793	2,741	5,567	5,506
Other income	(12,068)	(7,682)	(14,767)	(159)

Operating earnings	12,899	18,550	17,952	18,026

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment, which was $2.6 million for the six months ending June 30, 2011, and $1.5 million for the three months ending June 30, 2011 (2010 – $2.8 million and $1.4 million, respectively).

Expenditures on property, plant and equipment
	June 30,	December 31,
	2011	2010

Lumber	23,085	20,391
Pulp	831	1,588
Corporate and other	177	177

	24,093	22,156

Millar Western Forest Products Ltd.
Notes to Interim Financial Statements
For the six months ended June 30
(Unaudited)

Identifiable assets
	June 30,	December 31,
	2011	2010

Lumber	170,977	148,224
Pulp	141,536	143,032
Corporate and other	46,485	53,226

	358,998	344,482

11	Supplementary cash-flow information

Changes in non-cash working capital
	June 30,	June 30,
	2011	2010

Accounts receivable	10,140	43
Inventories	(3,307)	(4,047)
Prepaid expenses	(1,982)	(2,031)
Accounts payable and accrued liabilities	(8,128)	(6,759)

	(3,277)	(12,794)

	June 30,	December 31,
	2011	2010

Additions to property, plant and equipment	(24,093)	(22,156)
Changes in working capital for investing activities	849	1,154
Interest capitalized on qualifying assets	1,232	382

	(22,012)	(20,620)